Megan Asset Management Inc.
1424 West Century Avenue, Suite 102
Bismarck, North Dakota 58503-0917

«Title»
«Contact»
«Addrs»
«Address_2»
«City» «State» «ZIP» «Country»

Monday, November 21, 2005
Re: Tender Offer — Your Number of Units is «Units»

Dear Bayfleld Unit Holder:
In connection with the Tender Offer mailed to Unit Holders last week the number of Units held by you is «Units» Unit(s).
The offer is being made for the benefit of the Unit Holders who desire to terminate their ownership interest and obtain possible income tax benefits (as set forth in the Tender Offer) from such termination through the ability to utilize any “suspended” passive activity losses they may have carried forward against ordinary income.
These tax savings may be worth more to you as a Unit Holder than the $10.00 cash offer price or any final distribution upon liquidation of the Partnership. We encourage you to consult with you personal tax advisor or preparer in connection with this Tender Offer and to determine what, if any, tax benefits you may receive from Tendering you Unit(s) and terminating your interest in this Partnership.
Sincerely,

Megan Asset Management, Inc.